

Mail Stop 3561

April 21, 2017

<u>Via E-mail</u>
Mr. George R. Fairweather
Executive Vice President and
  Global Chief Financial Officer
Walgreens Boots Alliance, Inc.
108 Wilmot Road
Deerfield, Illinois 60015

> **Re: Walgreens Boots Alliance, Inc.**
> **Form 10-K for the Year Ended August 31, 2016**
> **Filed October 20, 2016**
> **File No. 001-36759**

Dear Mr. Fairweather:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining